 June 9, 2011

Julie F. Rizzo, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Deutsche Mortgage & Asset Receiving Corporation
Registration Statement on Form S-3
Filed on February 9, 2011
Amendment No. 4 to Registration Statement on Form S-3
Filed on June 3, 2011 (File No. 333-172143)

Dear Ms. Rizzo:

We are counsel to Deutsche Mortgage & Asset Receiving Corporation (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed Max Webb’s letter dated June 7, 2011 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comment contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”) submitted herewith.  Enclosed herewith are two courtesy copies of Amendment No. 5, both of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 5 are to the marked versions.

Prospectus Supplement

Risk Factors, page 31

Commercial Lending Is Dependent Upon Net Operating Income, page 34

1.
We note the bracketed disclosure in the fourth full paragraph of this risk factor.  Please add bracketed disclosure to the Summary of the Prospectus Supplement and the Description of the Mortgage Pool sections to include data on the number of mortgage

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
June 9, 2011

properties in the asset pool that are recently constructed or recently acquired properties that have no prior operating history or do not have any historical financial information and mortgage properties that were underwritten based on projections of future income to the extent such mortgage properties will be included in the asset pool.

The Staff’s requested change has been made on pages S-27 and S-110 of the Prospectus Supplement.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Anna H. Glick, Esq. Anna H. Glick, Esq.

cc:	Helaine Kaplan
(Deutsche Mortgage & Asset Receiving Corporation)

Kevin C. Blauch, Esq.
(Sidley Austin LLP)